Exhibit 99.1
Riskified Reports Strong Q2 Revenue Growth of 47% on Heels of NYSE Debut
Now publicly listed under the ticker symbol “RSKD” on the New York Stock Exchange
Management to host a conference call today, September 9, at 8:30 a.m. ET
NEW YORK, September 9, 2021 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a fraud management platform enabling frictionless eCommerce, today announced financial results for the three and six months ended June 30, 2021. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“The strong 47% growth in revenue and 55% growth in gross merchandise volume we delivered in Q2 2021 as compared to Q2 2020 underscore that many of the world’s largest online merchants are increasingly recognizing Riskified’s machine learning solution as the new paradigm in fraud management,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified. “We are very proud of the positive market reception to our recent IPO and excited for the journey ahead as we continue to benefit from several structural tailwinds that we expect to drive continued demand for our platform.”
Q2 2021 Business Highlights

•Onboarded several prominent new merchants in multiple, rapidly-growing eCommerce categories, including several that Riskified has not previously served (e.g. payments platforms).

•Continued expansion in several large international markets, including Australia, China, and the United Kingdom.

•Continued to optimize and evolve the Riskified platform in response to the most pressing needs of our merchants. Riskified’s machine learning algorithms benefited from more than 150 million new eCommerce transactions processed through the platform during the quarter. The Company also further customized its platform for several enterprise merchants using multiple Riskified products.

•Renewed partnership with Wayfair, one of the world's largest destinations for the home. Extending this partnership will allow Riskified and Wayfair to continue solving complex problems related to online shopping, checkout and payments.

•Subsequent to Q2, completed initial public offering (“IPO”) on August 2, 2021, raising net proceeds of approximately $386.7 million.
Q2 2021 Financial Performance Highlights
•Revenue and gross merchandise volume (“GMV”)(1) of $55.7 million and $21.5 billion, respectively, representing year over year growth of 47% and 55%, respectively.
•Gross profit growth from $20.1 million for the three months ended June 30, 2020 to $33.3 million for the three months ended June 30, 2021, representing year over year growth of 65%.
•Net loss increased $13.2 million from a loss of $7.3 million for the three months ended June 30, 2020 to a loss of $20.5 million for the three months ended June 30, 2021.
•Adjusted EBITDA(2) growth of $2.7 million from a negative $1.1 million for the three months ended June 30, 2020 to a positive $1.6 million for the three months ended June 30, 2021.
•Cash and cash equivalents, restricted cash, and short-term deposits of $149.7 million as of June 30, 2021, an increase of $29.0 million from $120.7 million as of December 31, 2020, which does not include net proceeds of $386.7 million from the IPO completed subsequent to June 30, 2021.

The following table summarizes our consolidated financial results for the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
	2021	2020
	(unaudited)
	(in thousands, except where indicated)
Revenue	$55,692	$37,807
Gross profit	$33,302	$20,137
Operating profit (loss)	$(1,650)	$(7,671)
Net profit (loss)	$(20,489)	$(7,269)
Adjusted EBITDA(2)	$1,555	$(1,133)
“We are happy with our overall growth momentum year-to-date, and we expect to continue to benefit from strong underlying growth in global eCommerce, fueled by the expansion of omnichannel purchase options and higher eCommerce penetration rates,” said Aglika Dotcheva, Chief Financial Officer of Riskified. “We intend to leverage our proprietary technology, scaled merchant network, and the powerful data we access to continue to drive return on investment for our merchants and create frictionless shopping experiences for consumers. In particular, we are excited to continue our targeted global expansion plans, with the goal of entering into several major geographies in the coming years.”
Financial Outlook
For the three months ending September 30, 2021, we expect:

•Revenue between $50.7 million and $51.2 million

For the year ending December 31, 2021, we expect:

•Revenue between $224.4 million and $225.4 million
•Adjusted EBITDA loss between $26.3 million and $25.3 million(3)
_______________
(1) GMV is a key performance indicator. See “Key Performance Indicators and Non-GAAP Metrics” for more details.

(2) Adjusted EBITDA is a non-GAAP metric. See “Key Performance Indicators and Non-GAAP Metrics” for additional information regarding this non-GAAP metric and “Reconciliation of Net Profit (Loss) to Adjusted EBITDA” for a reconciliation of this non-GAAP metric to net profit (loss), the most directly comparable U.S. GAAP metric.

(3) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2021 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss) cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation expense and foreign currency transaction gains or losses as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.
Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, September 9, 2021 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. Approximately one hour after completion of the live call, an archived version of the webcast will be available on Riskified's Investor Relations website at ir.riskified.com. To access the conference call telephonically, callers in the United States may dial 1-877-311-0521 or 1-470-495-9499 for callers outside of the United States and enter conference ID 8798659. A telephonic replay of the conference call will be available until September 16, 2021, beginning two hours after the end of the conference call. To access the replay, callers in the United States may dial 1-855-859-2056 or 1-404-537-3406 and enter the same conference ID listed above for the live call.

Key Performance Indicators and Non-GAAP Metrics
This press release contains key performance indicators including GMV, as well as non-GAAP metrics, including Adjusted EBITDA and non-GAAP operating expenses.
We define GMV as the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including orders that we did not approve.

We define Adjusted EBITDA as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, and share-based compensation expense.

We define non-GAAP operating expenses as GAAP operating expenses adjusted to remove the effects of depreciation and amortization, and share-based compensation expense.
Adjusted EBITDA and non-GAAP operating expenses are non-GAAP metrics that management and our board of directors use as a supplemental measure of our performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.
Adjusted EBITDA and non-GAAP operating expenses should not be considered in isolation, as an alternative to, or superior to net profit (loss) or other performance measures derived in accordance with U.S. GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP metrics together with a reconciliation to the most comparable U.S. GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Adjusted EBITDA and non-GAAP operating expenses have limitations as analytical tools in that they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. The non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.
See the tables below for reconciliations of these non-GAAP financial metrics to the most directly comparable GAAP measures.
Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our limited operating history and ability to manage our growth; our history of net losses and anticipated increasing operating expenses; our ability to successfully implement our business plan in light of macroeconomic conditions, including during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to achieve profitability; our ability to maintain and enhance our brand; our ability to develop enhancements to our products; our ability to attract new merchants, retain existing merchants and increase the sales of our products to large enterprises; merchant concentration; our dependence on the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud; our ability to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective; our ability to detect errors, defects or disruptions in our platform; our ability to protect our merchants' and their consumers’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to expand into markets outside the United States; our ability to predict our future revenue given our lengthy sales cycles; seasonality; our ability to operate in a highly competitive industry; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our reliance on Amazon Web Services; our dependence on our senior management and our ability to attract new talent; our limited experience in determining the optimal pricing for our products; the concentration of our voting power as a result of our dual class structure; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus filed pursuant to Rule 424(b) with the Securities and Exchange Commission on July 30, 2021, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
About Riskified

Riskified empowers businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless. We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us. Learn more at riskified.com.

Investor Relations: Chris Mammone | The Blueshirt Group for Riskified | ir@riskified.com

Corporate Communications: Rowena Kelley | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of June 30, 2021	As of December 31, 2020

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$120,214	$103,609
Restricted cash	4,464	3,048
Short-term deposits	25,003	14,009
Accounts receivable, net	26,085	37,194
Prepaid expenses and other current assets	9,103	5,639
Total current assets	184,869	163,499
Property and equipment, net	5,788	4,640
Deferred contract acquisition costs	7,911	6,983
Other assets, noncurrent	12,361	5,439
Total assets	$210,929	$180,561
Liabilities, Convertible Preferred Shares, and Shareholders’ Deficit
Current liabilities:
Accounts payable	$1,971	$1,507
Accrued compensation and benefits	16,088	15,548
Guarantee obligations	9,911	12,445
Provision for chargebacks, net	6,987	10,582
Accrued expenses and other current liabilities	13,615	11,839
Total current liabilities	48,572	51,921
Other liabilities, noncurrent	53,961	12,385
Total liabilities	102,533	64,306
Convertible preferred shares, NIS 0.0008 par value per share, 33,295,097 shares authorized as of June 30, 2021 (unaudited) and December 31, 2020; 31,328,530 and 29,878,116 shares issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively; aggregate liquidation preference of $193,145 and $165,558 as of June 30, 2021 (unaudited) and December 31, 2020, respectively	210,083	159,564
Shareholders’ deficit:
Ordinary shares, NIS 0.0008 par value per share, 91,704,900 shares authorized as of June 30, 2021 (unaudited) and December 31, 2020; 14,608,102 and 14,310,552 shares issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	4	4
Additional paid-in capital	30,129	24,366
Accumulated deficit	(131,820)	(67,679)
Total shareholders’ deficit	(101,687)	(43,309)
Total liabilities, convertible preferred shares, and shareholders’ deficit	$210,929	$180,561

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Revenue	$55,692	$37,807	$106,775	$70,996
Cost of revenue	22,390	17,670	44,845	33,395
Gross profit	33,302	20,137	61,930	37,601
Operating expenses:
Research and development	12,439	10,382	24,133	17,248
Sales and marketing	14,812	11,276	27,484	21,504
General and administrative	7,701	6,150	15,312	10,375
Total operating expenses	34,952	27,808	66,929	49,127
Operating profit (loss)	(1,650)	(7,671)	(4,999)	(11,526)
Interest income, net	35	58	69	72
Other income (expense), net	(18,565)	374	(58,287)	6,469
Profit (loss) before income taxes	(20,180)	(7,239)	(63,217)	(4,985)
Provision for income taxes	309	30	924	30
Net profit (loss)	$(20,489)	$(7,269)	$(64,141)	$(5,015)
Net profit (loss) per share attributable to ordinary shareholders, basic and diluted	$(1.41)	$(0.52)	$(4.42)	$(0.36)
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic and diluted	14,529,433	14,015,291	14,497,481	13,865,734

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(64,141)	$(5,015)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	17	(53)
Provision for (benefit from) account receivable allowances	78	(268)
Depreciation and amortization	1,132	588
Amortization of deferred contract costs	1,738	787
Remeasurement of convertible preferred share warrant liabilities	37,012	(595)
Remeasurement of convertible preferred share tranche rights	21,260	(4,655)
Share-based compensation expense	5,126	6,705
Other	32	—
Changes in operating assets and liabilities:
Accounts receivable	11,021	1,701
Deferred contract acquisition costs	(2,245)	(2,582)
Prepaid expenses and other assets	(6,552)	(373)
Accounts payable	612	(3,872)
Accrued compensation and benefits	334	1,480
Guarantee obligations	(2,534)	(1,881)
Provision for chargebacks, net	(3,595)	421
Accrued expenses and other liabilities	5,994	421
Net cash provided by (used in) operating activities	5,289	(7,191)
Cash flows from investing activities:
Purchases of short-term deposits	(25,000)	—
Maturities of short-term deposits	14,006	—
Purchases of property and equipment	(1,094)	(1,296)
Capitalized software development costs	(490)	(619)
Net cash used in investing activities	(12,578)	(1,915)
Cash flows from financing activities:
Proceeds from issuance of Series E convertible preferred shares, net of issuance costs	26,781	26,776
Proceeds from exercise of share options	559	286
Payments of deferred offering costs	(2,030)	—
Net cash provided by financing activities	25,310	27,062
Net increase in cash, cash equivalents, and restricted cash	18,021	17,956
Cash, cash equivalents, and restricted cash—beginning of period	106,657	72,713
Cash, cash equivalents, and restricted cash—end of period	$124,678	$90,669

Reconciliation of Net Profit (Loss) to Adjusted EBITDA
The follow table is a reconciliation of Adjusted EBITDA to net profit (loss), its most directly comparable GAAP measure (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Net profit (loss)	$(20,489)	$(7,269)	$(64,141)	$(5,015)
Provision for income taxes	309	30	924	30
Interest income, net	(35)	(58)	(69)	(72)
Other (income) expense, net	18,565	(374)	58,287	(6,469)
Depreciation and amortization	628	310	1,132	588
Share-based compensation expense	2,577	6,228	5,126	6,705
Adjusted EBITDA	$1,555	$(1,133)	$1,259	$(4,233)
Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses
The follow table is a reconciliation of Non-GAAP operating expenses to GAAP operating expenses, its most directly comparable GAAP measure (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
GAAP operating expenses	$34,952	$27,808	$66,929	$49,127
Share-based compensation expense	(2,540)	(6,205)	(5,063)	(6,679)
Depreciation and amortization	(463)	(300)	(856)	(571)
Non-GAAP operating expenses	$31,949	$21,303	$61,010	$41,877